UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated as of July 17, 2002

NETIA HOLDINGS S.A.

(Translation of registrant's name into English)

UL. POLECZKI 13
02-822 WARSAW, POLAND

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes ☐ No ☑

EXPLANATORY NOTE

Attached are the following items:

1. Press Release, dated July 15, 2002;
2. Press Release, dated July 16, 2002.

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
Jolanta Ciesielska (Media)
Netia
+48-22-330-2061
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

NETIA SUBSIDIARIES FILE FOR COMPOSITION PROCEEDINGS IN THE NETHERLANDS

WARSAW, Poland – July 15, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (the "Company"), today announced that on July 12, 2002, three of its subsidiaries, Netia Holdings B.V. ("BV I"), Netia Holdings II B.V. ("BV II") and Netia Holdings III B.V. ("BV III"), each filed applications with the Court in Amsterdam, the Netherlands, in order to restructure the obligations owed under the high yield notes issued by BV I and BV II and under a cross-currency swap agreement executed by BV III. As requested in the applications, the Court in Amsterdam granted on July 12, 2002 provisional payment suspensions on the repayment of obligations of BV I, BV II and BV III, respectively.

The composition plans presented by BV I, BV II and BV III to the Court in Amsterdam include canceling the obligations under the high yield notes and the swap agreement in exchange for issuing new notes with a total value of EUR 50 million, to be issued by BV I. The last day for filing of claims against each of BV I, BV II and BV III in the Dutch proceedings is August 1, 2002.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, and its Current Report on Form 6-K filed with the Commission on July 2, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

###

netia

FOR IMMEDIATE RELEASE

Contact: Anna Kuchnio (IR)
Jolanta Ciesielska (Media)
Netia
+48-22-330-2061
- or -
Jeff Zelkowitz
Taylor Rafferty, London
+44-(0)20-7936-0400
- or -
Andrew Saunders
Taylor Rafferty, New York
212-889-4350

CHANGES IN NETIA 1 CAPITAL BASE

WARSAW, Poland – July 16, 2002 – Netia Holdings S.A. (Nasdaq: NTIAQ, WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (the "Company"), today announced changes in the capital base of the Netia 1 consortium ("Netia 1"), a subsidiary of Netia Holdings S.A. offering domestic long-distance services throughout Poland.

In accordance with the provisions of the new Polish Telecommunications Act effective as of January 1, 2001, abolishing the foreign ownership restrictions on telecommunications operators in Poland, and pursuant to the Netia 1 consortium agreement, dated November 22, 1999, and the agreement between Netia Holdings S.A. and Warsaw electricity provider Stoen S.A. dated July 2, 2002, Stoen S.A. will acquire 133,233 existing shares of Netia Holdings S.A. in exchange for 87,332 shares in Netia 1.

As a result of the transaction, the Netia group companies will jointly own an 89% stake in Netia 1. The remaining 11% stake will be owned by Telia AB.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, it Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, and its Current Report on Form 6-K filed with the Commission on July 2, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2002

NETIA HOLDINGS S.A.

By: ________________
Name: Kjell-Ove Blom
Title: acting President

By: ________________
Name: Avraham Hochman
Title: VP Finance